

December 22, 2010

John F. Young
Chief Executive Officer
Energy Future Holdings Corp.
1601 Bryan Street
Dallas, TX 75201

  Re: **Energy Future Holdings Corp.**
    Form 10-K for the year ended December 31, 2009
    Filed February 19, 2010
    File No. 001-12833

Dear Mr. Young:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Financial Condition, Liquidity and Capital Resources, page 90

1. In future filings, please ensure your discussion of the changes in your cash flows includes separate disclosures surrounding cash flows from operations, investing and financing or refer to other parts of your document where you have discussed these changes.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions, page 97

2. We note your table summarizing various financial ratios of TCEH, Intermediate Holdings and EFH Corp that are applicable under certain covenants in the indentures governing the TCEH Senior Secured Facilities and Senior Notes, EFIH Notes and EFH Corp Senior

Notes. Please explain to us, and disclose in future filings, if you are in compliance with all of your debt covenants.

Financial Statements and Supplementary Data, page 114

Consolidated Balance Sheets, page 120

3. Please revise to present separate captions on the face of the balance sheet for preferred stocks, common stocks, and other items of shareholders' equity. Refer to Item 5-02 of Regulation S-X.

Note 8. Accounting for Uncertainty in Income Taxes, page 140

4. We read that amounts recorded related to interest and penalties totaled $88 million in 2008, including $29 million recorded as goodwill. Please explain to us your basis for recording interest and penalties as goodwill.

Form 8-K filed October 29, 2010

5. We note that in your press releases of your earnings for each of your quarters and your full year that your discussion of non-GAAP financial measures appear to be longer than your discussions of your GAAP performance. We also note that in your slide presentations to investors your discussion appears to be largely focused on your non-GAAP financial measures. Please tell us:

- How you considered whether you were giving undue prominence to your non-GAAP finance measures; and,

- How you considered Question 102.10 of our CD&I given that your reconciliation appears to present a full non-GAAP income statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

John F. Young
Energy Future Holdings Corp.
December 22, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348 or Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions. In their absence, you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief